UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-85094

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION EAST OHIO RIVER GAS

DIVISION UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

	December 31, 2007	December 31, 2006
PLAN ASSETS AND LIABILITIES
Total Plan Assets	$2,733,454	$2,604,077
Total Plan Liabilities	2,737,279	11,932

Net Assets Available for Benefits at Fair Value	(3,825)	2,592,145
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	3,825	13,634

Net Assets Available for Benefits	$—	$2,605,779

Note 1:	The above Employee Retirement Income Security Act of 1974 (ERISA) plan information is presented in accordance with the Department Of Labor (DOL) Form 5500, Schedule I.
Note 2:	On December 31, 2007, 23 participant accounts in the Plan were transferred to the Dominion East Ohio Gas Union Savings Plan. The Plan assets were transferred on January 3, 2008.

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

Year Ended December 31, 2007
INCOME, EXPENSES AND TRANSFERS
ADDITIONS:
Contributions:
Participant contributions	$135,613
Employer contributions	38,492

Total contributions	174,105
Investment income	242,575

Total income	416,680

DEDUCTIONS:
Benefits paid to participants	284,072
Administrative expenses	8,819

Total deductions	292,891

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	123,789
TRANSFER OF PARTICIPANTS’ ASSETS FROM THE PLAN TO MERGED PLAN	(2,729,568)

NET DECREASE IN NET ASSETS	(2,605,779)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,605,779

End of year	$—

Note 1:	The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.
Note 2:	On December 31, 2007, 23 participant accounts in the Plan were transferred to the Dominion East Ohio Gas Union Savings Plan. The Plan assets were transferred on January 3, 2008.

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

December 31, 2007
SPECIFIC ASSETS
Employer Securities	$1,250,972
Participant Loans	$121,074

Note 1:	The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.
Note 2:	On December 31, 2007, 23 participant accounts in the Plan were transferred to the Dominion East Ohio Gas Union Savings Plan. The Plan assets were transferred on January 3, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN
(name of plan)

Date: June 16, 2008	/s/ James E. Eck
James E. Eck
Chairman, Dominion Resources Services, Inc. Administrative Benefits Committee